SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	March	2010

Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	RESEARCH IN MOTION REPORTS YEAR-END AND FOURTH QUARTER RESULTS FOR FISCAL 2010

DOCUMENT 1

March 31, 2010

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS YEAR-END AND FOURTH QUARTER RESULTS FOR FISCAL 2010

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported results for the three months and fiscal year ended February 27, 2010 (all figures in U.S. dollars and U.S. GAAP).

Annual Highlights:

•	Revenue grew 35% over the prior fiscal year to $15 billion
•	BlackBerry® subscriber account base grew 65% over the prior fiscal year to over 41 million, with a record 4.9 million net new subscriber accounts added in Q4
•	BlackBerry smartphone shipments grew more than 40% over the prior fiscal year to 37 million
•	BlackBerry was the number one selling smartphone brand in the United States at the end of calendar 20091
•	GAAP earnings per share grew 30% over the prior fiscal year to $4.31 per share diluted

Revenue for the fiscal year ended February 27, 2010 was $14.95 billion, up 35% from $11.07 billion last year.  Revenue for the fourth quarter of fiscal 2010 was $4.08 billion, up 18% from $3.46 billion in the same quarter of last year and up 4% from $3.92 billion in the previous quarter. The revenue breakdown for the quarter was approximately 80% for devices, 16% for service, 2% for software and 2% for other revenue.  Gross margin for the fourth quarter was 45.7% compared to 42.7% in the prior quarter.  RIM shipped approximately 37 million devices during fiscal 2010 and approximately 10.5 million devices in the fourth quarter.

Approximately 4.9 million net new BlackBerry subscriber accounts were added in the quarter.  At the end of the quarter, the total BlackBerry subscriber account base was over 41 million.

“RIM has completed another outstanding fiscal year with record revenue, earnings and subscriber results. Our company and partnerships continued to thrive within one of the most dynamic industries in the world. We managed to significantly expand our international market share while also maintaining our longstanding leadership in North America where BlackBerry continues to be the top selling smartphone brand,” said Jim Balsillie, Co-CEO at Research In Motion. “We are off to a great start in fiscal 2011 and expect strong shipments, revenue, subscriber and earnings growth in Q1. We are also very excited about our portfolio of products and services for the coming year and we continue to see exceptional opportunity for sustained growth.”

Net income for fiscal 2010 was $2.46 billion, or $4.31 per share diluted, up 29.8% over fiscal 2009.  Net income for the quarter was $710.1 million, or $1.27 per share diluted, compared with net income of $628.4 million, or $1.10 per share diluted, in the prior quarter and net income of $518.3 million, or $0.90 per share diluted, in the same quarter last year.

1 IDC, “IDC announces the Top Ten Converged Mobile Devices in the United States for 4Q09”, February 5, 2010

Revenue for the first quarter of fiscal 2011 ending May 29, 2010 is expected to be in the range of $4.25-4.45 billion.  Gross margin for Q1 is expected to be approximately 44.5%.  Net subscriber account additions in the first quarter are expected to be between 4.9-5.2 million.  Earnings per share for the first quarter are expected to be in the range of $1.31 – $1.38 per share diluted.

The total of cash, cash equivalents, short-term investments and long-term investments was $2.87 billion as at February 27, 2010, compared to $2.41 billion at the end of the previous quarter, an increase of $461 million over the prior quarter.  Uses of cash in the quarter included capital expenditures of $258 million and the acquisition of intangible assets of $36 million.

A conference call and live webcast will be held beginning at 5 pm ET, March 31, 2010, which can be accessed by dialing 800-814-4859 (North America), 416-644-3414 (outside North America). The replay of the company’s Q4 conference call can be accessed after 7 pm ET, March 31, 2010 until midnight ET, April 14, 2010.  It can be accessed by dialing 416-640-1917 and entering passcode 4177292#.   The conference call will also appear on the RIM website live at 5 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) 212-336-7509 mconway@brodeur.com	Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue, gross margin, earnings expectation and net subscriber account additions for the first quarter of fiscal 2011, the anticipated growth of RIM’s business globally in fiscal 2011, and anticipated product and service launches in the coming year.  The terms “continue”, “expected”, “opportunity” and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: reduced spending by customers and other risks relating to the uncertainty of economic and geopolitical conditions; risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; risks relating to the efficient and uninterrupted operation of RIM’s network operations centre; risks related to RIM’s international operations; and intense competition.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual

Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Statements of Operations

	Three months ended			For the year ended
	February 27, 2010	November 28, 2009	February 28, 2009	February 27, 2010	February 28, 2009

Revenue	$4,079,712	$3,924,310	$3,463,193	$14,953,224	$11,065,186

Cost of sales	2,216,622	2,249,055	2,079,615	8,368,958	5,967,888

Gross margin	1,863,090	1,675,255	1,383,578	6,584,266	5,097,298

Gross margin %	45.7%	42.7%	40.0%	44.0%	46.1%

Operating expenses
Research and development	267,164	242,329	182,535	964,841	684,702
Selling, marketing and
administration	497,642	465,717	406,493	1,907,398	1,495,697
Amortization	86,540	83,129	61,595	310,357	194,803
Litigation	-	-	-	163,800	-
	851,346	791,175	650,623	3,346,396	2,375,202

Income from operations	1,011,744	884,080	732,955	3,237,870	2,722,096

Investment income	5,454	6,425	10,568	28,640	78,267
				-
Income before income taxes	1,017,198	890,505	743,523	3,266,510	2,800,363

Provision for income taxes	307,076	262,134	225,264	809,366	907,747

Net income	$710,122	$628,371	$518,259	$2,457,144	$1,892,616

Earnings per share
Basic	$1.27	$1.11	$0.92	$4.35	$3.35
Diluted	$1.27	$1.10	$0.90	$4.31	$3.30

Weighted average number of common shares outstanding (000’s)
Basic	557,114	566,277	566,105	564,492	565,059
Diluted	561,130	570,929	572,753	569,759	574,156

Total common shares outstanding (000's)	557,328	556,913	566,219	557,328	566,219

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Balance Sheets

As at	February 27, 2010	February 28, 2009

Assets
Current
Cash and cash equivalents	$1,550,861	$835,546
Short-term investments	360,614	682,666
Accounts receivable, net	2,593,742	2,112,117
Other receivables	206,373	157,728
Inventories	621,611	682,400
Other current assets	285,539	187,257
Deferred income tax asset	193,916	183,872
	5,812,656	4,841,586

Long-term investments	958,248	720,635
Property, plant and equipment, net	1,956,581	1,334,648
Intangible assets, net	1,326,363	1,066,527
Goodwill	150,561	137,572
Deferred income tax asset	-	404
	$10,204,409	$8,101,372

Liabilities
Current
Accounts payable	$615,620	$448,339
Accrued liabilities	1,638,260	1,238,602
Income taxes payable	95,650	361,460
Deferred revenue	67,573	53,834
Deferred income tax liability	14,674	13,116
	2,431,777	2,115,351

Deferred income tax liability	141,382	87,917
Income taxes payable	28,587	23,976
	2,601,746	2,227,244

Shareholders’ Equity
Capital stock	2,207,609	2,208,235
Treasury stock	(94,463)	-
Retained earnings	5,274,365	3,545,710
Additional paid-in capital	164,060	119,726
Accumulated other comprehensive income	51,092	457
	7,602,663	5,874,128
	$10,204,409	$8,101,372

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the year ended February 27, 2010	For the year ended February 28, 2009

Cash flows from operating activities
Net income	$2,457,144	$1,892,616

Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	615,621	327,896
Deferred income taxes	51,363	(36,623)
Income taxes payable	4,611	(6,897)
Stock-based compensation	58,038	38,100
Other	8,806	5,867
Net changes in working capital items	(160,709)	(769,114)
Net cash provided by operating activities	3,034,874	1,451,845

Cash flows from investing activities
Acquisition of long-term investments	(862,977)	(507,082)
Proceeds on sale or maturity of long-term investments	473,476	431,713
Acquisition of property, plant and equipment	(1,009,416)	(833,521)
Acquisition of intangible assets	(421,400)	(687,913)
Business acquisitions, net of cash acquired	(143,375)	(48,425)
Acquisition of short-term investments	(476,956)	(917,316)
Proceeds on sale or maturity of short-term investments	970,521	739,021
Net cash used in investing activities	(1,470,127)	(1,823,523)

Cash flows from financing activities
Issuance of common shares	30,246	27,024
Excess tax benefits from stock-based compensation	1,943	12,648
Purchase of treasury stock	(94,463)	-
Common shares repurchased	(775,008)	-
Repayment of debt	(6,099)	(14,305)
Net cash provided by (used in) financing activities	(843,381)	25,367
Effect of foreign exchange loss on cash and cash equivalents	(6,051)	(2,541)
Net increase (decrease) in cash and cash equivalents for the
year	715,315	(348,852)

Cash and cash equivalents, beginning of year	835,546	1,184,398
Cash and cash equivalents, end of year	$1,550,861	$835,546

As at	February 27, 2010	November 28, 2009

Cash and cash equivalents	$1,550,861	$1,286,309
Short-term investments	360,614	341,205
Long-term investments	958,248	781,206
	$2,869,723	$2,408,720

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 31, 2010	By:	/s/ Edel Ebbs
Name: Edel Ebbs Title: Vice President, Investor Relations